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                               March 13, 2024

       Michael Prevoznik
       Chief Financial Officer
       BTCS Inc.
       9466 Georgia Avenue #124
       Silver Spring, MD 20910

                                                        Re: BTCS Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            File No. 001-40792

       Dear Michael Prevoznik:

              We have reviewed your January 31, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22,
       2024 letter.

       Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022

       Business
       Our Business, page 3

   1. Refer to your response to prior comment 4. In future filings, please clarify what you mean by your disclosure on
page 3 that "StakeSeeker   s Stake Hub is central to BTCS   s growth
                                                        strategy, allowing
users to delegate their crypto assets to the Company   s validator nodes"
                                                        by disclosing how it is
central to your growth strategy. Also, your response that
                                                        StakeSeeker does not
provide or facilitate crypto asset transactions, including the ability to delegate crypto assets
to your validator nodes appears to be inconsistent with your disclosure on page 3
that StakeSeeker's Stake Hub allows users to delegate their crypto assets to your
validator nodes. We also note that your website describes StakeSeeker as a secure non-custodial
staking-as-a-service platform. Please advise. Additionally, if
                                                        StakeSeeker does not
provide or facilitate direct, asset delegation or transaction execution
 Michael Prevoznik
FirstName
BTCS Inc. LastNameMichael Prevoznik
Comapany
March      NameBTCS Inc.
       13, 2024
March2 13, 2024 Page 2
Page
FirstName LastName
         on your platform, please disclose the actual means by which users delegate crypto assets to your validator nodes.
2. Refer to your response to prior comment 5. In future filings, please disclose whether you hold the private keys in hot or cold storage, and disclose the percentage held in each.
3. Refer to your response to prior comment 6. We note that you obtain the data used to calculate the Annual Percentage Reward (APR) from www.stakingrewards.com. In future filings, please disclose how you use the data to calculate the APR. In addition, please disclose how frequently you conduct periodic checks to validate the data used to calculate the APR.
4. Refer to your response to prior comment 7. Please revise to describe your policies and procedures for ensuring that your business operations are in compliance with federal securities laws related to decisions to add functions and to add services and to determine the type and amount of crypto assets you hold.
Risk Factors
Risks Related to Crypto Assets, page 19

5. In future filings please include a separate risk factor specifically addressing the risks to your business if your staking program were determined to involve the offer and sale of securities.
Note 3. Summary of Significant Accounting Policies
Crypto Assets Translations and Remeasurements, page F-9

6. We acknowledge your response to our prior comment 10. Please revise your digital assets accounting policy to include a discussion of how your policy of classifying digital assets as current is consistent with the definition of current assets in ASC Topic 210-10-20.
         Specifically, please revise your accounting policy to state, if true, that digital assets are classified as current assets because you have a reasonable expectation that they will be realized in cash or sold or consumed during the normal operating cycle of your business.
Form 10-Q for the quarterly period ended September 30, 2023 filed November 9,
2023
Unaudited Condensed Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page 9

7. We acknowledge your response to prior comment 12 and reissue it in part. Please address the following:
             Quantification of rewards and revenue earned for 2021; and Tell us whether you have generated any revenue from your
Staking-as-a-service
              business, and quantify in the periods presented.
 Michael Prevoznik
BTCS Inc.
March 13, 2024
Page 3

       Please contact Bonnie Baynes at 202-551-4924 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMichael Prevoznik                      Sincerely,
Comapany NameBTCS Inc.
                                                         Division of
Corporation Finance
March 13, 2024 Page 3                                    Office of Crypto
Assets
FirstName LastName